OCTOBER 2006

AGREEMENT OF APPOINTMENT

AND AMENDMENT OF RIGHTS AGREEMENT

This OCTOBER 2006 AGREEMENT OF APPOINTMENT AND AMENDMENT OF RIGHTS AGREEMENT (this “October 2006 Appointment and Amendment”) is entered into as of October 9, 2006, by and between Unitrin, Inc., a Delaware corporation (the “Company”) and Computershare Trust Company, N.A., a national banking association (“Computershare”).

RECITALS

A.

The Company and American Stock Transfer & Trust Company (“Predecessor Agent”), as rights agent, are parties to that certain Rights Agreement, dated as of August 4, 2004 and amended on May 4, 2006 (the “Rights Agreement”).

B.	The Company has given the Predecessor Agent notice of removal of the Predecessor Agent as rights agent pursuant to Section 21 of the Rights Agreement.
C.	The Company wishes to appoint Computershare as successor Rights Agent pursuant to Section 21 of the Rights Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and of other consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.

The Company hereby appoints Computershare as Rights Agent pursuant to Section 21 of the Rights Agreement, to serve in that capacity for the consideration and subject to all of the terms and conditions of the Rights Agreement.

2.

Computershare hereby accepts the appointment as Rights Agent pursuant to Section 21 of the Rights Agreement and agrees to serve in that capacity for the consideration and subject to all of the terms and conditions of the Rights Agreement.

3.	From and after the effective date hereof, each and every reference in the Rights Agreement to a “Rights Agent” shall be deemed to be a reference to Computershare.

4.	Section 26 of the Rights Agreement is hereby amended by replacing the address for notices to the Rights Agent with the following:

Computershare Trust Company, N.A.

2 North LaSalle Street

Chicago IL 60602

Attention: Relationship Management

5.

On and after the date hereof, each reference in the Rights Agreement to “this Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall mean and be a reference to the Rights Agreement as amended hereby. Except as specifically amended above in connection herewith, the Rights Agreement shall remain in full force and effect and is hereby ratified and confirmed.

6.

This October 2006 Appointment and Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

7.

This October 2006 Appointment and Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this October 2006 Appointment and Amendment to be duly executed as of the dated indicated above.

UNITRIN, INC.

By:	/s/ Scott Renwick
Name:	Scott Renwick
Title:	Senior Vice President

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Peter Sablich
Name:	Peter Sablich
Title:	Managing Director